

January 5, 2026

Dennis Schemm
Chief Financial Officer
Fox Factory Holding Corp
2055 Sugarloaf Circle, Suite 300
Duluth, GA 30097

      Re: Fox Factory Holding Corp
          Form 10-K for the Year Ended January 3, 2025
          File No. 001-36040

Dear Dennis Schemm:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing